August 24, 2007

Joyce Sweeney
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	First M&F Corporation (“the Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and
June 30, 2007
File No. 000-09424

Dear Ms. Sweeney:
This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated August 10, 2007 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Forms 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Joyce Sweeney
United States Securities and Exchange Commission
August 24, 2007

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis

Noninterest income, page 24

1.
Comment: We note your disclosure that there was a 21.2% increase in overdraft fee revenues in 2006. Please tell us and in future filings disclose either in MD&A or a financial statement footnote the following regarding your overdraft program:

•	The terms of your overdraft program, including how you determine the amount of the fees and the length of time over which customers accounts may remain in overdraft;
•	Whether you charge overdraft fees as a one-time fee per occurrence or based on the passage of time and/or amount of the overdraft;
•	How you report the overdrawn balances in your financial statements;
•	Your basis for including the overdraft fees in noninterest income;
•	How you assess collectibility and when to charge-off overdrawn balances and assessed fees; and
•	Quantify the total amount of overdraft fees assessed during the periods presented.

Refer to the February 18, 2005 Joint Guidance on Overdraft Protection Programs issued by the federal banking regulators and the instructions for Call Report Schedules RI and RC-C.

Joyce Sweeney
United States Securities and Exchange Commission
August 24, 2007

Response: All new individual checking accounts must meet certain credit or other qualifying criteria and therefore are eligible for the overdraft program. The overdraft program offers overdraft protection limits up to $500.00 or $300.00, depending on the type of account. Each account must have a positive balance for at least one day during the statement cycle (generally 30 days) to keep the overdraft limit. However, once an account has had an overdraft balance for 60 consecutive days, the customer is offered a loan (“fresh start loan”) to cover the overdraft. The loan is priced at the Federal Reserve discount rate plus 5% and has monthly payments that are drafted from the customer’s account. If the fresh start loan becomes 30 days past due then it and any remaining overdrawn account balance are charged off to the allowance for loan losses. Any recoveries of charged-off amounts are credited to the allowance for loan losses. Fresh start loans are consumer loans and classified as loans in the financial statements. Interest on fresh start loans is recorded as interest income on loans in the financial statements. Accounts are charged a per item fee for items that are either paid against overdrawn balances or returned. These fees are recorded as noninterest income in the financial statements. Additionally, overdrawn balances are assessed interest at the Federal Reserve discount rate plus 5%. This interest is recorded as interest income on loans in the financial statements.

Overdrawn accounts that are not a part of the overdraft protection plan are charged interest at the Federal Reserve discount rate plus 5%. This interest is recorded as interest income on loans in the financial statements. Fees are charged for each item that is either paid against an overdrawn balance or returned. These fees are recorded as noninterest income in the financial statements. Balances that remain overdrawn for over 30 days are charged off to the allowance for loan losses. Recoveries of charged-off amounts are credited to the allowance for loan losses.

All overdrawn deposit accounts are classified as loans in the financial statements and included in Other Loans in Note 4 to the financial statements filed on Form 10-K for December 31, 2006.

Fees that are charged per overdraft or return item are determined by the Company’s asset/liability and pricing committee. The committee primarily reviews competitive information in determining the fees to be charged.

Joyce Sweeney
United States Securities and Exchange Commission
August 24, 2007

All fees are charged as per-item assessments. No fees are charged based on the amount of the overdraft balance or the length of time that the account is overdrawn.

Overdraft fees (not including overdraft interest charges) are classified as noninterest income because they are charged per item and not based on time or on the balance of the overdraft. Interest is charged on the balances and reported as interest income on loans in the financial statements. The fees are not charged in lieu of interest and therefore are not a forbearance charge.

Overdrawn accounts are charged off based upon the criteria mentioned above. When overdrawn accounts are charged off, the entire balance including fees and interest is charged to the allowance for loan losses.

The following table shows the distribution of deposit income between service charge revenues, debit card revenues and overdraft fees for the years 2004 through 2006.

	2006	2005	2004
Service charges on deposits	$1,663	$1,457	$1,604
Debit card revenues	1,368	940	641
Overdraft fees	7,367	6,078	5,300
Total service charges on deposit accounts	$10,398	$8,475	$7,545

Joyce Sweeney
United States Securities and Exchange Commission
August 24, 2007

Form 10-Q for the Quarterly Period Ended March 31, 2007:

Accounting Pronouncements, page 30

2.
Comment: We note your disclosure on page 31 that the company expects to implement its accounting for uncertain taxes and record any cumulative effect adjustments during the second quarter of 2007. Please tell us the impact of adopting FASB Interpretation No. 48 in the quarter ended June 30, 2007 and explain why you believe that the impact of not implementing this guidance during the first quarter of 2007 is not material.

Response: Discussions with our tax return preparer and our analysis of our tax positions resulted in our determining that all significant deductions and revenue exclusions had a greater than 50% chance of passing an IRS examination on each item. We also concluded that there was a greater than 50% chance that the entire deduction or exclusion would be allowed on examination or sustained upon appeal. The evaluation of our tax returns revealed no risky positions since the Company maintains a conservative approach toward tax return and tax planning issues. Therefore, the implementation of FASB Interpretation No. 48 resulted in no adjustment to the financial statements. As of March 31, 2007 management had not identified any positions which met the recognition criteria, and therefore determined that the likely outcome of the process would result in an immaterial amount.

Joyce Sweeney
United States Securities and Exchange Commission
August 24, 2007

Form 10-Q for the Quarterly Period Ended June 30, 2007:

Management’s Discussion and Analysis

Provision for Loan Losses, page 23

3.
Comment: We note your disclosure that the company has not been negatively affected to date by the deterioration of credit quality in the sub-prime mortgage sector. Please tell us and in future filings disclose the extent to which you originate or purchase sub-prime loans or mortgage loans that include features that increase the credit risk of the loan, such as option ARM loans and loans with a higher than 80% loan-to-value ratios. Describe your related underwriting and risk mitigation policies and procedures.

Response: Less than 1% of the mortgages the Company originates and sells ($75 million originated and sold annually) are considered sub prime mortgages or mortgages that include features that would increase credit risk. The Company generally requires that mortgages be originated at 80% or less of the property value. However, mortgages are originated with loan-to-value percentages greater than 80% if they meet FNMA, FHA or a potential investor’s underwriting full-documentation guidelines. Substantially all of originated mortgages are sold to mortgage investors. Mortgages that are retained by the Company must meet the Company’s underwriting guidelines. The Company does originate home equity lines of credit with loan-to-value percentages that can range as high as 90% to 100%. However, those home equity lines of credit must meet minimum credit score, income, and employment guidelines. The Company does originate commercial real estate loans with greater than an 80% loan-to-value ratio when the borrower shows sufficient liquidity or has other resources that mitigate the collateral coverage ratio. Real estate-secured loans that exceed the Company’s loan-to-value requirements are monitored by the Company’s Loan Review staff as well as by the Board of Directors on a quarterly basis.

If you have any questions or need additional information, you may contact me at 662-289-8594.

Thank you.

Sincerely,

/s/ John G. Copeland
Executive Vice President & Chief Financial Officer